1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

FOR IMMEDIATE RELEASE

2Q08	Quarterly Management Report July 31, 2008
CONTACT
Elizabeth Sun / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements
Operating Results Review:

Summary:

(Amounts are on consolidated basis and are in
NT billions except otherwise noted)	2Q08	1Q08	2Q07	QoQ	YoY

EPS (NT$ per common share)	1.12	1.10	0.96	2.1%	16.3%
(US$ per ADR unit)	0.18	0.17	0.15

Consolidated Net Sales	88.14	87.48	74.92	0.8%	17.6%
Gross Profit	40.22	38.24	32.18	5.2%	25.0%
Gross Margin	45.6%	43.7%	43.0%

Operating Expense	(9.85)	(9.12)	(7.45)	8.0%	32.3%
Operating Income	30.37	29.12	24.73	4.3%	22.8%
Operating Margin	34.5%	33.3%	33.0%
Non-Operating Items	2.00	2.45	3.29	(18.2%)	(39.1%)

Net Income	28.77	28.14	25.48	2.2%	12.9%
Net Profit Margin	32.6%	32.2%	34.0%

Wafer Shipment (kpcs 8 inch-equiv.)	2,329	2,196	1,856	6.0%	25.5%
Remarks:
The diluted earnings per share in 2Q08 were NT$1.12, representing an increase of 16.3% over the same period last year and an increase of 2.1% from the previous quarter. The consolidated operating results of 2Q08 are summarized below:
Net sales in the second quarter were NT$88.1 billion, up 17.6% from NT$74.9 billion in 2Q07 and up 0.8% from NT$87.5 billion in 1Q08.
Gross profit for the quarter was NT$40.2 billion with gross margin of 45.6%, 1.9 percentage points higher than the 43.7% gross margin in 1Q08, mainly due to significant cost improvement and higher levels of wafer movements but partially offset by an unfavorable change of the exchange rate.
Operating expenses, including expenses accrued for employee profit sharing, were NT$9.8 billion or 11.1% of net sales. The combined result from non-operating income and long-term investments was a gain of NT$2.0 billion.
Consolidated net income attributable to shareholders of the parent company, including an accrual of employee profit sharing, was NT$28.8 billion, up 12.9% from a year ago level and up 2.2% from the previous quarter. Net profit margin was 32.6% for 2Q08.

TSMC
July 31, 2008	Page 2
I. Revenue Analysis
   I. Wafer Sales Analysis

By Application	2Q08	1Q08	2Q07
Computer	31%	34%	29%
Communication	41%	42%	44%
Consumer	21%	17%	18%
Industrial/Others	7%	7%	9%

By Technology	2Q08	1Q08	2Q07
65nm and below	18%	15%	3%
90nm	28%	28%	26%
0.11/0.13um	17%	20%	24%
0.15/0.18um	23%	23%	30%
0.25/0.35um	10%	10%	12%
0.50um+	4%	4%	5%

By Customer Type	2Q08	1Q08	2Q07
Fabless/System	71%	71%	68%
IDM	29%	29%	32%

By Geography	2Q08	1Q08	2Q07
North America	73%	76%	74%
Asia Pacific	13%	12%	13%
Europe	11%	9%	9%
Japan	3%	3%	4%
Revenue Analysis:
In-line with our guidance, the second quarter 2008 revenue reached NT$88.1 billion. 2Q08 business saw a solid improvement but revenue was negatively impacted by a 3.7% appreciation in the NT dollar against the US dollar. Demand from consumer related applications grew but communication and computer applications declined during the quarter. On a sequential basis, revenue from consumer applications increased 24%, while revenues for communication and computer applications declined 2% and 8%, respectively.
As a result of continued strong ramp for our 65nm technology, revenue from 65nm reached 18% of total wafer sales during the quarter, up from 15% in the previous quarter. Meanwhile, revenue from 90nm remained strong at 28% of total wafer sales. Overall, revenues from advanced technologies (0.13-micron and below) accounted for 63% of total wafer sales.
Revenues from IDM customers accounted for 29% of total wafer sales in 2Q08, flat from 1Q08.
From a geographic perspective, revenues from customers based in North America accounted for 73% of total wafer sales. Meanwhile, sales from customers in Asia Pacific, Europe and Japan accounted for 13%, 11% and 3% of wafer sales, respectively.
II. Profit & Expense Analysis
   II — 1. Gross Profit Analysis

(In NT billions)	2Q08	1Q08	2Q07

COGS	47.9	49.2	42.7
Depreciation	18.2	18.1	17.9
Other MFG Cost	29.7	31.1	24.8

Gross Profit	40.2	38.2	32.2

Gross Margin	45.6%	43.7%	43.0%
Gross Profit Analysis:
Gross margin in 2Q08 was 45.6%, up 1.9 percentage points from the previous quarter, reflecting the significant cost improvement and higher levels of wafer movements, partially offset by a continued unfavorable change of the exchange rate.

TSMC
July 31, 2008	Page 3
   II — 2. Operating Expenses

(In NT billions)	2Q08	1Q08	2Q07

Total Operating Exp.	9.85	9.12	7.45
SG&A	4.45	3.85	3.15
Research & Development	5.40	5.27	4.30
Total Operating Exp. as a % of Sales	11.1%	10.4%	10.0%
Operating Expenses:
Total operating expenses for 2Q08 increased by 8.0% sequentially to reach NT$9.8 billion, or 11.1% of net sales, compared with 10.4% of net sales in the previous quarter.
Research and development expenditures increased by NT$134 million quarter-over-quarter, mainly due to 32nm technology development and 45nm technology transfer.
SG&A expenses increased by NT$598 million from the previous quarter, primarily due to the start-up cost for the accelerating ramp-up of Fab 14 Phase 3, the promotion expenses for world-wide technology marketing activities, and an accrual for higher legal litigation fees.
   II — 3. Non-Operating Items

(In NT billions)	2Q08	1Q08	2Q07

Non-Operating Inc./(Exp.)	1.7	1.8	2.8
Net Interest Income/(Exp.)	1.2	1.2	1.3
Other Non-Operating	0.5	0.6	1.5

L-T Investments	0.3	0.6	0.5
SSMC	0.3	0.4	0.2
Others	(0.0)	0.2	0.3

Total Non-Operating Items	2.0	2.4	3.3
Non-Operating Items:
Combined result from non-operating income and long-term investments income was a gain of NT$2.0 billion for the second quarter 2008.
Non-operating income was NT$1.7 billion, slightly down from NT$1.8 billion in the previous quarter.
Net investment income decreased by NT$298 million in the quarter to NT$279 million.
   II — 4. PSE Impact

	2Q08	1Q08	2Q07

Gross Margin w/ PSE	45.6%	43.7%	38.5%
Gross Margin w/o PSE	48.2%	46.2%	43.0%
PSE Impact	-2.6%	-2.5%	-4.5%

Operating Margin w/ PSE	34.5%	33.3%	24.3%
Operating Margin w/o PSE	39.4%	38.1%	33.0%
PSE Impact	-4.9%	-4.8%	-8.7%
*	PSE: Profit Sharing Expenses

**	2007 PSE impact is estimated using the 6/12/2008 closing share price adjusted for dividends
The Impact of Employee Profit Sharing:
Total impact from employee profit sharing expensing (PSE) on gross margin in 2Q08 was 2.6 percentage points, slightly up from the level in previous quarter.
Similarly, total PSE impact on operating margin was 4.9 percentage points in 2Q08.

TSMC
July 31, 2008	Page 4
III. Financial Condition Review
   III — 1. Liquidity Analysis
               (Selected Balance Sheet Items)

(In NT billions)	2Q08	1Q08	2Q07

Cash & Marketable Securities	224.0	210.3	233.1
Accounts Receivable — Trade	41.9	38.0	37.1
Inventory	23.4	21.9	24.0
Total Current Assets	299.8	281.5	304.6
Accounts Payable	21.1	22.6	28.2
Current Portion of Bonds Payable	8.0	8.0	4.5
Dividends Payable	77.0	0.0	77.5
Accrued Bonus to Employees, Directors and Supervisors	13.0	4.4	4.6
Accrued Liabilities and Others	27.9	27.0	17.6
Total Current Liabilities	147.0	62.0	132.4
Current Ratio (x)	2.0	4.5	2.3
Net Working Capital	152.8	219.4	172.2
Liquidity Analysis:
At the end of 2Q08, total current assets increased by NT$ 18.3 billion to reach NT$299.8 billion, mainly due to the increase of NT$13.7 billion in cash and marketable securities.
Total current liabilities increased by NT$84.9 billion in 2Q08, primarily due to higher accruals of NT$ 77.0 billion and NT$8.6 billion payables for cash dividends and bonuses of employees, directors, and supervisors, respectively.
Net working capital was NT$152.8 billion at the end of the quarter, current ratio declined to 2.0.
   III — 2. Receivable/Inventory Days

(In Number of Days)	2Q08	1Q08	2Q07

Days of Receivable	42	43	44
Days of Inventory	47	46	52
Receivable and Inventory Days:
Sequentially, days of receivable decreased by one day to 42 days in 2Q08 while days of inventory increased by one day to 47 days.
   III — 3. Debt Service

(In NT billions)	2Q08	1Q08	2Q07

Cash & Marketable Securities	224.0	210.3	233.1
Interest-Bearing Debt	22.9	22.9	26.3
Net Cash Reserves	201.1	187.4	206.8
Debt Service:
Net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$13.7 billion to NT$201.1 billion at the end of 2Q08.

TSMC July 31, 2008	Page 5
IV. Cash Flow
IV — 1. Cash Flow Analysis

(In NT billions)	2Q08	1Q08	2Q07
Net Income	28.8	28.1	25.5
Depreciation & Amortization	20.0	19.8	19.6
Other Operating Sources/(Uses)	(3.8)	9.4	(10.4)
Total Operating Sources/(Uses)	45.0	57.3	34.7

Capital Expenditure	(22.3)	(15.3)	(25.3)
Marketable Financial Instruments	27.2	12.9	15.8
Other Investing Sources/(Uses)	(1.3)	(0.7)	(0.7)
Net Investing Sources/(Uses)	3.6	(3.1)	(10.2)

Purchase of Treasury Stock	(6.6)	(3.1)	0.0
Other Financing Sources/(Uses)	(0.2)	(0.2)	(0.5)
Net Financing Sources/(Uses)	(6.8)	(3.3)	(0.5)

Net Cash Position Changes	41.8	50.9	24.0

Exchange Rate Changes & Others	(0.8)	(1.6)	(0.9)

Ending Cash Balance	185.3	144.3	163.4
Summary of Cash Flow:
Cash generated from operating activities totaled NT$45.0 billion during the quarter, down from NT$57.3 billion in 1Q08, mainly due to tax payment of NT$10.0 billion and inventory increase of NT$1.5 billion.
Net cash generated in investing activities was NT$3.6 billion in 2Q08, reflecting capital expenditure of NT$22.3 billion and a net increase of NT$27.2 billion in marketable financial instruments.
Net cash used in financing activities was NT$6.8 billion during the quarter, as we spent NT$6.6 billion in share buyback.
As a result, TSMC ended the quarter with a cash balance of NT$185.3 billion.
IV—2. Operating and Free Cash Flows
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$45.0 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$22.8 billion in 2Q08, compared to NT$42.0 billion in 1Q08.

TSMC July 31, 2008	Page 6
V. CapEx & Capacity
V — 1. Capital Expenditures

(In US millions)	1Q08	2Q08	YTD

TSMC	452	712	1,164
XinTec and GUC	13	5	18
TSMC Shanghai & WaferTech	18	11	29
Other TSMC Subsidiaries	1	0	1

Total TSMC	484	728	1,212
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$728 million during the quarter.
In the first half of 2008, total capital expenditure reached US$1.2 billion.
V—2. Capacity

Fab / (Wafer size)	1Q08 (A)	2Q08 (A)	3Q08 (F)	4Q08 (F)	2008 (F)
Fab-2 (6")[1]	248	267	270	272	1,056
Fab-3 (8")	277	281	268	274	1,100
Fab-5 (8")	163	165	161	161	650
Fab-6 (8")	265	267	268	282	1,082
Fab-8 (8")	262	275	267	272	1,076
Fab-12 (12")[2]	197	207	214	221	840
Fab-14 (12")[2]	167	185	229	236	818
WaferTech (8")	105	105	106	106	420
TSMC (Shanghai) (8")	88	110	128	128	453
TSMC total capacity (8" equiv. Kpcs)	2,117	2,236	2,346	2,405	9,104
SSMC (8")	63	67	69	73	272
Total managed capacity (8" equiv. Kpcs)	2,180	2,303	2,416	2,478	9,377

Note:	1.	Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

	2.	Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total TSMC managed capacity was 2,303K 8-inch equivalent wafers in the second quarter, 6% more than 1Q08. TSMC managed capacity in 3Q08 will increase by 5% to reach 2,416K 8-inch equivalent wafers.
Total managed capacity for 2008 is expected to reach 9,377K 8-inch equivalent wafers, representing an increase of 13% from 8,290K 8-inch equivalent wafers in 2007, while capacity for 12-inch wafer fabs will increase by 27%.

TSMC July 31, 2008	Page 7
VI. Recap of Recent Important Events & Announcements
●	TSMC Wins Corporate Governance Asia Annual Recognition Award 2008 (2008/06/26)

●	TSMC Shareholders Approve NT$3.0 Cash and 0.5% Stock Dividend (2008/06/13)

●	TSMC Unified DFM Architecture Promises Improved Yields and Accelerated Time-to-Market (2008/06/09)

●	New TSMC Reference Flow 9.0 Supports 40nm Process Technology (2008/06/03)

●	TSMC Board Approves Plan to Buy Back and Cancel Shares up to US$1 billion (2008/05/13)

●	TSMC Board Approves Capital Appropriation of US$995 Million to Expand Fab 12 and Increase Its Advanced Process Capacity (2008/05/13)

●	Intel, Samsung Electronics, TSMC Reach Agreement For 450mm Wafer Manufacturing Transition (2008/05/06)

●	TSMC Unveils New 40/65-Nanometer SPICE Tool Qualification Program (2008/04/22)

●	TSMC and NTHU Celebrate Opening of College of Technology Management TSMC Building (2008/04/18)

●	TSMC Announces Power Trim Service for Advanced Chip Leakage Power Reduction (2008/04/15)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Balance Sheets (Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	June 30, 2008 (audited)			March 31, 2008 (unaudited)		June 30, 2007 (audited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$6,106	$185,346	30.1	$144,277	24.2	$163,391	25.6	$41,069	28.5	$21,955	13.4
Investments in Marketable Financial Instruments	1,273	38,642	6.3	66,034	11.1	69,685	10.9	(27,392)	(41.5)	(31,043)	(44.5)
Accounts Receivable — Trade	1,379	41,858	6.8	37,950	6.3	37,054	5.8	3,908	10.3	4,804	13.0
Inventories, Net	770	23,359	3.8	21,890	3.7	24,045	3.8	1,469	6.7	(686)	(2.9)
Other Current Assets	348	10,558	1.7	11,304	1.9	10,464	1.7	(746)	(6.6)	94	0.9

Total Current Assets	9,876	299,763	48.7	281,455	47.2	304,639	47.8	18,308	6.5	(4,876)	(1.6)

Long-Term Investments	1,052	31,937	5.2	33,693	5.6	45,153	7.1	(1,756)	(5.2)	(13,216)	(29.3)

Property, Plant and Equipment	27,573	836,936	136.0	817,464	136.9	767,100	120.3	19,472	2.4	69,836	9.1
Less: Accumulated Depreciation	(18,935)	(574,738)	(93.4)	(555,854)	(93.1)	(502,495)	(78.8)	(18,884)	3.4	(72,243)	14.4

Property, Plant and Equipment, Net	8,638	262,198	42.6	261,610	43.8	264,605	41.5	588	0.2	(2,407)	(0.9)

Other Assets	702	21,325	3.5	20,285	3.4	23,037	3.6	1,040	5.1	(1,712)	(7.4)

Total Assets	$20,268	$615,223	100.0	$597,043	100.0	$637,434	100.0	$18,180	3.0	($22,211)	(3.5)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$—	$—	—	$—	—	$99	—	$—	—	($99)	(100.0)
Accounts Payable (2)	383	11,632	1.9	10,338	1.7	11,064	1.8	1,294	12.5	568	4.3
Payables to Contractors and Equipment Suppliers (2)	313	9,511	1.5	12,256	2.1	17,103	2.7	(2,745)	(22.4)	(7,592)	(44.1)
Accrued Expenses and Other Current Liabilities	3,874	117,576	19.2	31,162	5.2	99,365	15.5	86,414	277.3	18,211	18.3
Current Portion of Bonds Payable and Long-Term Liabilities	272	8,262	1.3	8,280	1.4	4,782	0.8	(18)	(0.2)	3,480	72.8

Total Current Liabilities	4,842	146,981	23.9	62,036	10.4	132,413	20.8	84,945	136.9	14,568	11.0

Bonds Payable	148	4,500	0.7	4,500	0.8	12,500	2.0	—	—	(8,000)	(64.0)
Other Long-Term Liabilities	562	17,055	2.8	17,537	2.9	18,649	2.9	(482)	(2.7)	(1,594)	(8.5)

Total Liabilities	5,552	168,536	27.4	84,073	14.1	163,562	25.7	84,463	100.5	4,974	3.0

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	8,616	261,535	42.5	256,292	42.9	264,235	41.5	5,243	2.0	(2,700)	(1.0)
Capital Surplus	1,677	50,917	8.3	51,696	8.7	53,726	8.4	(779)	(1.5)	(2,809)	(5.2)
Retained Earnings	5,006	151,953	24.7	208,633	34.9	154,010	24.2	(56,680)	(27.2)	(2,057)	(1.3)
Treasury Stock	(489)	(14,845)	(2.4)	(918)	(0.2)	(918)	(0.1)	(13,927)	1517.0	(13,927)	1517.0
Others	(208)	(6,319)	(1.1)	(6,410)	(1.0)	(167)	(0.1)	91	(1.4)	(6,152)	3701.9

Total Equity Attributable to Shareholders of the Parent	14,602	443,241	72.0	509,293	85.3	470,886	73.9	(66,052)	(13.0)	(27,645)	(5.9)
Minority Interests	114	3,446	0.6	3,677	0.6	2,986	0.4	(231)	(6.3)	460	15.4

Total Shareholders’ Equity	14,716	446,687	72.6	512,970	85.9	473,872	74.3	(66,283)	(12.9)	(27,185)	(5.7)

Total Liabilities & Shareholders’ Equity	$20,268	$615,223	100.0	$597,043	100.0	$637,434	100.0	$18,180	3.0	($22,211)	(3.5)

Note:	(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$30.354 as of June 30, 2008.

	(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended June 30, 2008, March 31, 2008, and June 30, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q2 2008			Q1 2008		Q2 2007		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,896	$88,137	100.0	$87,480	100.0	$74,918	100.0	$657	0.8	$13,219	17.6
Cost of Sales	(1,574)	(47,916)	(54.4)	(49,241)	(56.3)	(42,738)	(57.0)	1,325	(2.7)	(5,178)	12.1

Gross Profit	1,322	40,221	45.6	38,239	43.7	32,180	43.0	1,982	5.2	8,041	25.0

Operating Expenses
Research and Development Expenses	(178)	(5,404)	(6.1)	(5,270)	(6.0)	(4,301)	(5.7)	(134)	2.5	(1,103)	25.6
General and Administrative Expenses	(104)	(3,170)	(3.6)	(2,662)	(3.0)	(2,151)	(2.9)	(508)	19.1	(1,019)	47.3
Sales and Marketing Expenses	(42)	(1,274)	(1.4)	(1,184)	(1.4)	(994)	(1.4)	(90)	7.7	(280)	28.2

Total Operating Expenses	(324)	(9,848)	(11.1)	(9,116)	(10.4)	(7,446)	(10.0)	(732)	8.0	(2,402)	32.3

Income from Operations	998	30,373	34.5	29,123	33.3	24,734	33.0	1,250	4.3	5,639	22.8

Non-Operating Income, Net	57	1,725	1.9	1,872	2.1	2,802	3.7	(147)	(7.8)	(1,077)	(38.5)
Investment Gains	9	279	0.3	577	0.7	488	0.7	(298)	(51.6)	(209)	(42.8)

Income before Income Tax	1,064	32,377	36.7	31,572	36.1	28,024	37.4	805	2.6	4,353	15.5

Income Tax (Expenses) Benefits	(115)	(3,503)	(4.0)	(3,336)	(3.8)	(2,394)	(3.2)	(167)	5.0	(1,109)	46.3

Net Income	949	28,874	32.7	28,236	32.3	25,630	34.2	638	2.3	3,244	12.7

Minority Interests	(4)	(103)	(0.1)	(93)	(0.1)	(146)	(0.2)	(10)	11.7	43	(29.3)

Net Income Attributable to Shareholders of the Parent	945	28,771	32.6	28,143	32.2	25,484	34.0	628	2.2	3,287	12.9

Earnings per Share — Diluted	$0.04	$1.12		$1.10		$0.96		$0.02	2.1	$0.16	16.3

Earnings per ADR — Diluted (2)	$0.18	$5.61		$5.49		$4.82		$0.12	2.1	$0.79	16.3

Weighted Average Outstanding Shares — Diluted (‘M)		25,634		25,610		26,409

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NT$30.437 for the second quarter of 2008.

(2)	1 ADR equals 5 ordinary shares.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Six Months Ended June 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For the Six Months Ended June 30
	2008			2007		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$5,663	$175,617	100.0	$139,815	100.0	$35,802	25.6
Cost of Sales	(3,133)	(97,156)	(55.3)	(83,025)	(59.4)	(14,131)	17.0

Gross Profit	2,530	78,461	44.7	56,790	40.6	21,671	38.2

Operating Expenses
Research and Development Expenses	(344)	(10,674)	(6.1)	(8,243)	(5.9)	(2,431)	29.5
General and Administrative Expenses	(188)	(5,833)	(3.3)	(4,053)	(2.9)	(1,780)	43.9
Sales and Marketing Expenses	(80)	(2,458)	(1.4)	(1,883)	(1.3)	(575)	30.5

Total Operating Expenses	(612)	(18,965)	(10.8)	(14,179)	(10.1)	(4,786)	33.7

Income from Operations	1,918	59,496	33.9	42,611	30.5	16,885	39.6

Non-Operating Income, Net	116	3,596	2.0	4,632	3.3	(1,036)	(22.4)
Investment Gains	28	857	0.5	849	0.6	8	0.9

Income before Income Tax	2,062	63,949	36.4	48,092	34.4	15,857	33.0

Income Tax (Expenses) Benefits	(220)	(6,839)	(3.9)	(3,501)	(2.5)	(3,338)	95.3

Net Income	1,842	57,110	32.5	44,591	31.9	12,519	28.1

Minority Interest	(7)	(196)	(0.1)	(268)	(0.2)	72	(26.9)

Net Income Attributable to Shareholders of the Parent	1,835	56,914	32.4	44,323	31.7	12,591	28.4

Earnings per Share — Diluted	$0.07	$2.22		$1.68		$0.54	32.1

Earnings per ADR — Diluted (2)	$0.36	$11.08		$8.39		$2.69	32.1

Weighted Average Outstanding Shares — Diluted (‘M)		25,676		26,409

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.012 for the six months ended June 30, 2008.
(2)	1 ADR equals 5 ordinary shares.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Six Months Ended June 30, 2008 and for the Three Months Ended June 30, 2008, March 31, 2008, and June 30, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”))(1)

	Six Months 2008		2Q 2008	1Q 2008	2Q 2007
	(Audited)		(Unaudited)	(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$1,835	$56,914	$28,771	$28,143	$25,484
Net Income Attributable to Minority Interest	6	196	103	93	146
Depreciation & Amortization	1,285	39,865	20,034	19,831	19,616
Deferred Income Tax	55	1,715	1,280	435	371
Equity in Earnings of Equity Method Investees, Net	(28)	(857)	(280)	(577)	(488)
Changes in Working Capital & Others (2)	147	4,513	(4,857)	9,370	(10,478)

Net Cash Provided by Operating Activities	3,300	102,346	45,051	57,295	34,651

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(920)	(28,537)	(14,635)	(13,902)	(14,234)
Investments Accounted for Using Equity Method	—	—	—	—	—
Property, Plant and Equipment	(1,212)	(37,587)	(22,274)	(15,313)	(25,345)
Financial Assets Carried at Cost	(10)	(303)	(90)	(213)	(218)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	2,214	68,656	41,840	26,816	30,013
Investments Accounted for Using Equity Method	—	—	—	—	—
Property, Plant and Equipment	1	31	30	1	10
Financial Assets Carried at Cost	4	128	35	93	—
Others	(62)	(1,917)	(1,310)	(607)	(383)

Net Cash Provided by (Used In) Investing Activities	15	471	3,596	(3,125)	(10,157)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(17)	(535)	(164)	(371)	(418)
Proceeds from Exercise of Stock Options	6	172	91	81	175
Bonus Paid to Directors and Supervisors	—	—	—	—	(286)
Repayment of Long-Term Bonds Payable	—	—	—	—	—
Cash Dividends Paid for Common Stock	—	—	—	—	—
Repurchase of Treasury Stock	(312)	(9,669)	(6,615)	(3,054)	—
Cash Bonus Paid to Employees	—	—	—	—	—
Others	(3)	(101)	(159)	58	2

Net Cash Used in Financing Activities	(326)	(10,133)	(6,847)	(3,286)	(527)

Net Increase in Cash and Cash Equivalents	2,989	92,684	41,800	50,884	23,967

Effect of Exchange Rate Changes and Others (2)	(75)	(2,324)	(731)	(1,593)	(850)

Cash and Cash Equivalents at Beginning of Period	3,063	94,986	144,277	94,986	140,274

Cash and Cash Equivalents at End of Period	$5,977	$185,346	$185,346	$144,277	$163,391

Note:	(1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.012 for the six months ended June 30, 2008.

(2) Certain prior period balances have been reclassified to conform to the current period presentation.

Proprietary

TSMC

2008 Second Quarter Investor Conference

July 31, 2008

© 2008 TSMC, Ltd

The Proven Path to Success℠

TSMC 2008 Second Quarter Investor Conference July 31, 2008

Agenda

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P. 2 © 2008 TSMC, Ltd

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Agenda Welcome Elizabeth Sun 2Q08 Financial Results and 3Q08 Outlook Lora Ho CEO Comments Rick Tsai Q&A Rick Tsai / Lora Ho

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 15, 2008 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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2Q08 Financial Highlights

(In NT billions except otherwise noted)	2Q08	2Q08 Guidance	1Q08 Actual	2Q07 Actual*	QoQ	YoY
Net Sales	88.14	87 - 89	87.48	74.92	0.8%	17.6%
Gross Margin	45.6%	43% - 45%	43.7%	43.0%	+1.9 ppt	+2.6 ppt
Operating Margin	34.5%	32% - 34%	33.3%	33.0%	+1.2 ppt	+1.5 ppt
EPS - Diluted (NT$)	1.12		1.10	0.96	2.1%	16.3%
Free Cash Flow	22.78		41.98	9.31	-45.7%	144.7%
ROE (%) (1)	24.2%		22.6%	20.4%	+1.6 ppt	+3.8 ppt
Shipment (Kpcs, 8"-equiv. Wafer)	2,329		2,196	1,856	6.0%	25.5%
Exchange Rate--NTD/USD**	30.44		31.61	33.14	-3.7%	-8.2%

* Before expensing of employee profit sharing

** Weighted average exchange rate for the quarter

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2Q08 Financial Highlights Annualized ROE for the quarter based on average equity attributable to shareholders of the parent.

Income Statements

(In NT billions except otherwise noted)	2Q08	1Q08	2Q07	QoQ	YoY
Net Sales	88.1	87.5	74.9	0.8%	17.6%
Gross Margin	**45.6%**	**43.7%**	**43.0%**	**+1.9 ppt**	**+2.6 ppt**
Operating Expenses	(9.8)	(9.1)	(7.4)	8.0%	32.3%
Operating Margin	**34.5%**	**33.3%**	**33.0%**	**+1.2 ppt**	**+1.5 ppt**
Non-Operating Items	1.7	1.8	2.8	-7.8%	-38.5%
Long-Term Investment Gains	0.3	0.6	0.5	-51.6%	-42.8%
Taxes	(3.5)	(3.3)	(2.4)	5.0%	46.3%
Net Income	28.8	28.1	25.5	2.2%	12.9%
Net Margin	**32.6%**	**32.2%**	**34.0%**	**+0.4 ppt**	**-1.4 ppt**
EPS (NT Dollar)	1.12	1.10	0.96	2.1%	16.3%

P. 5 © 2008 TSMC, Ltd

The Proven Path to Success SM

Proprietary

Income Statements 2Q07 results do not include expenses of employee profit sharing.

2Q08 Revenue by Applications

Industrial/Others
7%
Consumer
21%
Computer
31%
Communications
41%

Communications
40.0
0.0
QoQ -2%
1Q08
2Q08

Computer
40.0
0.0
QoQ -8%
1Q08
2Q08

Consumer
40.0
0.0
QoQ +24%
1Q08
2Q08

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© 2008 TSMC, Ltd
The Proven Path to Success SM
Proprietary

2Q08 Revenue by Applications

2Q08 Revenue by Technology

0.25/0.35um
10%
0.5um+
4%
0.15/0.18um
23%
65nm
18%
0.11/0.13um
17%
90nm
28%

65nm Revenue
Revenue (NT$B)
18
12
6
0
% of Sales (%)
18%
15%
12%
9%
6%
3%
0%
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
Rev (NT$B)
% of Sales

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2Q08 Revenue by Technology 65nm Revenue

Balance Sheets & Key Indices

tsmc
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Selected Items from Balance Sheets *(In NT billions excepted otherwise noted)*	2Q08		1Q08		2Q07	
	Amount	%	Amount	%	Amount	%
Cash & Marketable Securities	224.0	36.4%	210.3	35.3%	233.1	36.5%
Accounts Receivable - Trade	41.9	6.8%	38.0	6.3%	37.1	5.8%
Inventory	23.4	3.8%	21.9	3.7%	24.0	3.8%
Long-Term Investment	**31.9**	**5.2%**	**33.7**	**5.6%**	**45.2**	**7.1%**
Net PP&E	**262.2**	**42.6%**	**261.6**	**43.8%**	**264.6**	**41.5%**
Total Assets	**615.2**	**100.0%**	**597.0**	**100.0%**	**637.4**	**100.0%**
Current Liabilities	**147.0**	**23.9%**	**62.0**	**10.4%**	**132.4**	**20.8%**
Long-Term Interest-bearing Debt	**14.6**	**2.4%**	**14.6**	**2.4%**	**21.4**	**3.4%**
Total Liabilities	**168.5**	**27.4%**	**84.1**	**14.1%**	**163.6**	**25.7%**
Total Shareholders' Equity	**446.7**	**72.6%**	**513.0**	**85.9%**	**473.9**	**74.3%**
Key Indices						
A/R Turnover Days	**42**		**43**		**44**	
Inventory Turnover Days	**47**		**46**		**52**	
Current Ratio (x)	**2.0**		**4.5**		**2.3**	
Asset Productivity (x)	**1.3**		**1.3**		**1.2**	

- Asset productivity = Annualized net sales / Average net fixed assets.

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Balance Sheets & Key Indices Asset productivity = Annualized net sales / Average net fixed assets.

Cash Flows

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(In NT billions except otherwise noted)	2Q08	1Q08	2Q07
Beginning Balance	**144.3**	**95.0**	**140.3**
Cash from operating activities	45.0	57.3	34.7
Capital expenditures	(22.3)	(15.3)	(25.3)
Share buyback	(6.6)	(3.1)	0.0
Repayment of corporate bonds	0.0	0.0	0.0
Short-term investments/others	24.9	10.4	13.7
Ending Balance	**185.3**	**144.3**	**163.4**
Free Cash Flow	22.8	42.0	9.3

- Free cash flow = Operating cash flow – Capital expenditures.

P. 9 © 2008 TSMC, Ltd

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Cash Flows Free cash flow = Operating cash flow - Capital expenditures.

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25. Installed Capacity Overall Capacity +13%; Advanced Capacity +27%

Capital Expenditures

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* 2008 CapEx was based on the weighted average exchange rate of NT$31.012 per US dollar.

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Capital Expenditures

3Q08 Guidance Revenue is expected to be between NT$90 billion and NT$92 billion, at a forecast exchange rate of 30.20 NT dollars to 1 US dollar averaged over 3Q08. Gross profit margin is expected to be between 45% and 47%. Operating profit margin is expected to be between 34% and 36%.

Recap of Recent Major Events TSMC Wins Corporate Governance Asia Annual Recognition Award 2008 (2008/06/26) TSMC Unified DFM Architecture Promises Improved Yields and Accelerated Time-to-Market (2008/06/09) New TSMC Reference Flow 9.0 Supports 40nm Process Technology (2008/06/03) TSMC Board Approves Plan to Buy Back and Cancel Shares up to US$1 billion (2008/05/13) Intel, Samsung Electronics, TSMC Reach Agreement For 450mm Wafer Manufacturing Transition (2008/05/06) TSMC Unveils New 40/65-Nanometer SPICE Tool Qualification Program (2008/04/22) TSMC Announces Power Trim Service for Advanced Chip Leakage Power Reduction (2008/04/15) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

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http://www.tsmc.com

invest@tsmc.com

© 2008 TSMC, Ltd

The Proven Path to Success℠

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 31, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer